VEON Announces Its New Board, Names Founder Augie Fabela as Chairman Amsterdam, 31 May 2024, 16.00 CET: VEON Ltd. (NASDAQ: VEON, Euronext Amsterdam: VEON), a global digital operator that provides converged connectivity and online services (the “Company”), today held its Annual General Meeting (AGM), during which the Company’s shareholders approved the recommended slate of seven directors as VEON’s new Board of Directors (the “Board”). VEON welcomes former U.S. Secretary of State Michael R. Pompeo, Sir Brandon Lewis and Duncan Perry, who will serve alongside the incumbent directors Augie K Fabela II, Andrei Gusev, Michiel Soeting and VEON Group CEO Kaan Terzioglu on the Board. Following the AGM, the new Board held its inaugural meeting, and elected VEON’s Founder and Chairman Emeritus Augie K Fabela II as the Chairman. "As the Founder of VEON, it is an honour to return as the Chairman of the Board. VEON serves some of the most dynamic emerging markets that are home to 520 million people, transforming lives and unlocking the potential of the countries where we operate, with our connectivity, digital services in finance, entertainment, health and education, as well as augmented intelligence capabilities,” said Augie Fabela. “I look forward to serving VEON as we continue our growth journey, powered by our pioneering spirit that drives our determination to innovate and to create value for all our stakeholders." “We would like to thank all our shareholders for their continued trust in our Company, and warmly welcome the new Board of VEON, chaired by our Founder Augie Fabela,” stated Kaan Terzioglu, VEON Group CEO. “We look forward to working with the Board as VEON’s digital operators deliver growth for all our stakeholders, meeting the surging demand in our markets for digital services and new technologies such as AI.” Holders of approximately 97.9% of the VEON Ltd. shares were represented at the AGM. Shareholders ratified the appointment of PricewaterhouseCoopers Accountants N.V. for the audit of the Company’s consolidated financial statements for the year ended December 31, 2023 in accordance with International Standards on Auditing. It was noted in the meeting that the Company had appointed UHY LLP for the audit of its

2023 consolidated financial statements in accordance with standards established by the Public Company Accounting Oversight Board of the United States. Shareholders also approved the recommended changes to the Company’s Bye-laws to correct a legacy formatting error and standardize the wording enabling the Board to convene electronic meetings of shareholders. The Company would like to thank former directors Morten Lundal, Karen Linehan and Yaroslav Glazunov for their exceptional services to VEON. The profiles of VEON’s incoming Board directors can be found on the Company’s website: www.veon.com About VEON VEON is a global digital operator provides converged connectivity and digital services to nearly 160 million customers. Operating across six countries that are home to more than 7% of the world’s population, VEON is transforming lives through technology- driven services that empower individuals and drive economic growth. Headquartered in Amsterdam, VEON is listed on NASDAQ and Euronext. For more information visit: www.veon.com. Disclaimer This release contains “forward-looking statements,” as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Forward-looking statements are not historical facts, and are inherently subject to risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON might not even anticipate. The forward-looking statements contained in this release speak only as of the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such dates or to reflect the occurrence of unanticipated events. Contact Information VEON Hande Asik pr@veon.com